 Exhibit 99.2
Consolidated Statements of Comprehensive (Loss) Income
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Revenues and Other Income

Operating revenues, net of royalties (note 3)	14 944	10 145	44 416	27 983

Other income (loss) (note 4)	113	68	196	(41)
	15 057	10 213	44 612	27 942
Expenses

Purchases of crude oil and products	6 089	3 891	16 125	9 721

Operating, selling and general	3 075	2 768	9 251	8 388

Transportation and distribution	467	368	1 228	1 099

Depreciation, depletion, amortization and impairment (note 10)	4 852	1 218	7 321	4 220

Exploration	6	11	51	31

Loss (gain) on disposal of assets (note 10)	65	(9)	53	(25)

Financing expenses (note 6)	982	652	1 805	992
	15 536	8 899	35 834	24 426
(Loss) Earnings before Income Taxes	(479)	1 314	8 778	3 516
Income Tax Expense (Recovery)

Current	952	386	3 380	898

Deferred	(822)	51	(938)	52
	130	437	2 442	950
Net (Loss) Earnings	(609)	877	6 336	2 566
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	286	61	216	(35)

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes (note 12)	(63)	152	835	810
Other Comprehensive Income	223	213	1 051	775
Total Comprehensive (Loss) Income	(386)	1 090	7 387	3 341
Per Common Share (dollars) (note 7)

Net (loss) earnings – basic	(0.45)	0.59	4.52	1.71

Net (loss) earnings – diluted	(0.45)	0.59	4.51	1.71

Cash dividends	0.47	0.21	1.36	0.63
See accompanying notes to the condensed interim consolidated financial statements.
2022 Third Quarter   Suncor Energy Inc.   51

Consolidated Balance Sheets
(unaudited)
($ millions)	September 30 2022	December 31 2021
Assets

Current assets

Cash and cash equivalents	4 659	2 205

Accounts receivable	7 673	4 534

Inventories	5 157	4 110

Income taxes receivable	205	128

Assets held for sale (note 13)	1 083	—
Total current assets	18 777	10 977

Property, plant and equipment, net	58 825	65 546

Exploration and evaluation	2 253	2 226

Other assets	1 548	1 307

Goodwill and other intangible assets	3 519	3 523

Deferred income taxes	82	160
Total assets	85 004	83 739
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	2 837	1 284

Current portion of long-term debt (note 6)	—	231

Current portion of long-term lease liabilities	305	310

Accounts payable and accrued liabilities	9 246	6 503

Current portion of provisions	487	779

Income taxes payable	1 267	1 292

Liabilities associated with assets held for sale (note 13)	761	—
Total current liabilities	14 903	10 399

Long-term debt (note 6)	13 496	13 989

Long-term lease liabilities	2 605	2 540

Other long-term liabilities (note 12)	1 304	2 180

Provisions (note 11)	6 232	8 776

Deferred income taxes	8 297	9 241

Equity	38 167	36 614
Total liabilities and shareholders’ equity	85 004	83 739
See accompanying notes to the condensed interim consolidated financial statements.
52   2022 Third Quarter   Suncor Energy Inc.

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Operating Activities

Net (Loss) Earnings	(609)	877	6 336	2 566

Adjustments for:

Depreciation, depletion, amortization and impairment	4 852	1 218	7 321	4 220

Deferred income tax (recovery) expense	(822)	51	(938)	52

Accretion (note 6)	81	76	235	227

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	723	282	929	(88)

Change in fair value of financial instruments and trading inventory	196	52	(11)	(63)

Loss (gain) on disposal of assets (note 10)	65	(9)	53	(25)

Loss on extinguishment of long-term debt (note 6)	—	80	—	80

Share-based compensation	(29)	1	161	80

Settlement of decommissioning and restoration liabilities	(64)	(74)	(235)	(187)

Other	80	87	61	251

(Increase) decrease in non-cash working capital	(24)	2 077	(2 156)	2 036
Cash flow provided by operating activities	4 449	4 718	11 756	9 149
Investing Activities

Capital and exploration expenditures	(1 379)	(1 221)	(3 685)	(3 371)

Capital expenditures on assets held for sale	(38)	—	(93)	—

Proceeds from disposal of assets (note 10)	297	8	315	18

Other investments and acquisitions (note 10)	(17)	27	7	11

Decrease (increase) in non-cash working capital	151	(2)	217	185
Cash flow used in investing activities	(986)	(1 188)	(3 239)	(3 157)
Financing Activities

Net increase (decrease) in short-term debt	1 167	(1 155)	1 436	(2 061)

Repayment of long-term debt (note 6)	—	(1 030)	(1 539)	(2 080)

Issuance of long-term debt	—	—	—	1 423

Lease liability payments	(79)	(69)	(246)	(237)

Issuance of common shares under share option plans	12	—	462	3

Repurchase of common shares (note 8)	(1 030)	(704)	(4 410)	(1 665)

Distributions relating to non-controlling interest	(3)	(2)	(7)	(7)

Dividends paid on common shares	(638)	(309)	(1 896)	(943)
Cash flow used in financing activities	(571)	(3 269)	(6 200)	(5 567)
Increase in Cash and Cash Equivalents	2 892	261	2 317	425

Effect of foreign exchange on cash and cash equivalents	97	13	137	(1)

Cash and cash equivalents at beginning of period	1 670	2 035	2 205	1 885
Cash and Cash Equivalents at End of Period	4 659	2 309	4 659	2 309
Supplementary Cash Flow Information

Interest paid	155	143	625	635

Income taxes paid (received)	1 450	(523)	3 212	(605)
See accompanying notes to the condensed interim consolidated financial statements.
2022 Third Quarter   Suncor Energy Inc.   53

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	2 566	2 566	—

Foreign currency translation adjustment	—	—	(35)	—	(35)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $255	—	—	—	810	810	—
Total comprehensive (loss) income	—	—	(35)	3 376	3 341	—

Issued under share option plans	3	—	—	—	3	100

Repurchase of common shares for cancellation (note 8)	(1 039)	—	—	(626)	(1 665)	(63 101)

Change in liability for share repurchase commitment	(132)	—	—	(78)	(210)	—

Share-based compensation	—	17	—	—	17	—

Dividends paid on common shares	—	—	—	(943)	(943)	—
At September 30, 2021	23 976	608	842	10 874	36 300	1 462 150
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 336	6 336	—

Foreign currency translation adjustment	—	—	216	—	216	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $263 (note 12)	—	—	—	835	835	—
Total comprehensive income	—	—	216	7 171	7 387	—

Issued under share option plans	530	(62)	—	—	468	12 200

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 668)	—	—	(2 742)	(4 410)	(100 215)

Change in liability for share repurchase commitment (note 8)	15	—	—	(25)	(10)	—

Share-based compensation	—	14	—	—	14	—

Dividends paid on common shares	—	—	—	(1 896)	(1 896)	—
At September 30, 2022	22 527	564	1 030	14 046	38 167	1 353 206
See accompanying notes to the condensed interim consolidated financial statements.
54   2022 Third Quarter   Suncor Energy Inc.

Notes to the Consolidated Financial Statements
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2021.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
2022 Third Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
3. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been restated to reflect this change.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues	5 251	3 705	1 012	744	9 597	6 304	9	5	15 869	10 758

Intersegment revenues	2 284	1 272	—	—	18	37	(2 302)	(1 309)	—	—

Less: Royalties	(829)	(504)	(96)	(109)	—	—	—	—	(925)	(613)

Operating revenues, net of royalties	6 706	4 473	916	635	9 615	6 341	(2 293)	(1 304)	14 944	10 145

Other income (loss)	70	76	88	4	(46)	(9)	1	(3)	113	68
	6 776	4 549	1 004	639	9 569	6 332	(2 292)	(1 307)	15 057	10 213
Expenses

Purchases of crude oil and products	778	442	—	—	7 879	4 710	(2 568)	(1 261)	6 089	3 891

Operating, selling and general	2 278	2 004	118	101	596	502	83	161	3 075	2 768

Transportation and distribution	338	277	19	23	120	79	(10)	(11)	467	368

Depreciation, depletion, amortization and impairment	4 463	1 098	141	(98)	207	193	41	25	4 852	1 218

Exploration	2	2	4	9	—	—	—	—	6	11

Loss (gain) on disposal of assets	(1)	—	65	—	1	(10)	—	1	65	(9)

Financing expenses	111	97	20	14	13	10	838	531	982	652
	7 969	3 920	367	49	8 816	5 484	(1 616)	(554)	15 536	8 899
(Loss) Earnings before Income Taxes	(1 193)	629	637	590	753	848	(676)	(753)	(479)	1 314

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	952	386

Deferred	—	—	—	—	—	—	—	—	(822)	51
	—	—	—	—	—	—	—	—	130	437
Net (Loss) Earnings	—	—	—	—	—	—	—	—	(609)	877
Capital and Exploration Expenditures(1)	1 048	935	132	64	165	142	34	80	1 379	1 221

(1)
Excludes capital expenditures related to assets held for sale of  $38 million for the three months ended September 30, 2022.

56   2022 Third Quarter   Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues(1)	17 261	10 766	3 246	2 240	27 614	16 210	32	20	48 153	29 236

Intersegment revenues(1)	6 506	3 198	—	—	95	82	(6 601)	(3 280)	—	—

Less: Royalties	(3 301)	(882)	(436)	(371)	—	—	—	—	(3 737)	(1 253)
Operating revenues, net of royalties	20 466	13 082	2 810	1 869	27 709	16 292	(6 569)	(3 260)	44 416	27 983

Other income (loss)	93	(5)	168	14	(121)	(48)	56	(2)	196	(41)
	20 559	13 077	2 978	1 883	27 588	16 244	(6 513)	(3 262)	44 612	27 942
Expenses

Purchases of crude oil and products(1)	1 792	1 037	—	—	20 746	11 697	(6 413)	(3 013)	16 125	9 721

Operating, selling and general	6 659	5 922	357	333	1 747	1 453	488	680	9 251	8 388

Transportation and distribution	918	833	67	95	270	202	(27)	(31)	1 228	1 099

Depreciation, depletion, amortization and impairment	6 847	3 348	(235)	195	618	610	91	67	7 321	4 220

Exploration	35	7	16	24	—	—	—	—	51	31

(Gain) loss on disposal of assets	(2)	—	65	—	(10)	(18)	—	(7)	53	(25)

Financing expenses	302	274	65	48	40	32	1 398	638	1 805	992
	16 551	11 421	335	695	23 411	13 976	(4 463)	(1 666)	35 834	24 426
Earnings (Loss) before Income Taxes	4 008	1 656	2 643	1 188	4 177	2 268	(2 050)	(1 596)	8 778	3 516

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	3 380	898

Deferred	—	—	—	—	—	—	—	—	(938)	52
	—	—	—	—	—	—	—	—	2 442	950
Net Earnings	—	—	—	—	—	—	—	—	6 336	2 566
Capital and Exploration Expenditures(2)	2 621	2 308	330	197	558	637	176	229	3 685	3 371

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the nine months ended September 30, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

(2)
Excludes capital expenditures related to assets held for sale of  $93 million for the nine months ended September 30, 2022.

2022 Third Quarter   Suncor Energy Inc.   57

Notes to the Consolidated Financial Statements
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended September 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 993	—	4 993	3 354	—	3 354

Bitumen	2 542	—	2 542	1 623	—	1 623
	7 535	—	7 535	4 977	—	4 977
Exploration and Production

Crude oil and natural gas liquids	726	272	998	427	314	741

Natural gas	—	14	14	—	3	3
	726	286	1 012	427	317	744
Refining and Marketing

Gasoline	3 998	—	3 998	2 901	—	2 901

Distillate	4 677	—	4 677	2 559	—	2 559

Other	940	—	940	881	—	881
	9 615	—	9 615	6 341	—	6 341
Corporate and Eliminations
	(2 293)	—	(2 293)	(1 304)	—	(1 304)
Total Revenue from Contracts with Customers	15 583	286	15 869	10 441	317	10 758
Nine months ended September 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel(1)	17 222	—	17 222	9 995	—	9 995

Bitumen	6 545	—	6 545	3 969	—	3 969
	23 767	—	23 767	13 964	—	13 964
Exploration and Production

Crude oil and natural gas liquids	2 065	1 151	3 216	1 331	903	2 234

Natural gas	—	30	30	—	6	6
	2 065	1 181	3 246	1 331	909	2 240
Refining and Marketing

Gasoline	11 173	—	11 173	7 212	—	7 212

Distillate	13 650	—	13 650	6 876	—	6 876

Other	2 886	—	2 886	2 204	—	2 204
	27 709	—	27 709	16 292	—	16 292
Corporate and Eliminations(1)
	(6 569)	—	(6 569)	(3 260)	—	(3 260)
Total Revenue from Contracts with Customers	46 972	1 181	48 153	28 327	909	29 236

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the nine months ended September 30, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

58   2022 Third Quarter   Suncor Energy Inc.

4. OTHER INCOME (LOSS)
Other income (loss) consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Energy trading and risk management	(40)	19	(95)	(143)

Investment and interest income	8	11	72	57

Insurance proceeds(1)	157	38	157	38

Other(2)	(12)	—	62	7
	113	68	196	(41)

(1)
The three and nine months ended September 30, 2022, includes $147 million of insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $10 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base Plant, within the Oil Sands Segment.

(2)
Nine months ended September 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment, and an unrealized gain on an equity investment, within the Corporate segment.

5. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Equity-settled plans	3	4	14	17

Cash-settled plans	(31)	(2)	304	180
	(28)	2	318	197
6. FINANCING EXPENSES
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Interest on debt	212	213	628	639

Interest on lease liabilities	40	40	124	122

Capitalized interest	(43)	(38)	(124)	(106)
Interest expense	209	215	628	655

Interest on partnership liability	12	13	38	39

Interest on pension and other post-retirement benefits	11	15	31	44

Accretion	81	76	235	227

Foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)

Operational foreign exchange and other	(54)	(29)	(56)	35

Loss on extinguishment of long-term debt	—	80	—	80
	982	652	1 805	992
Subsequent to the third quarter of 2022, the company executed a debt tender offer and as a result repaid approximately $3.6 billion of its various notes on October 7, 2022.
In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
2022 Third Quarter   Suncor Energy Inc.   59

Notes to the Consolidated Financial Statements
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
During the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of  $951 million) senior unsecured notes with coupon interest of 3.60% originally scheduled to mature on December 1, 2024 for US$822 million ($1 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of  $80 million ($60 million after tax).
7. EARNINGS PER COMMON SHARE
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Net (loss) earnings	(609)	877	6 336	2 566
(millions of common shares)
Weighted average number of common shares	1 364	1 477	1 401	1 501

Dilutive securities:

Effect of share options	2	—	3	—
Weighted average number of diluted common shares	1 366	1 477	1 404	1 501
(dollars per common share)
Basic (loss) earnings per share	(0.45)	0.59	4.52	1.71
Diluted (loss) earnings per share	(0.45)	0.59	4.51	1.71
8. NORMAL COURSE ISSUER BID
During the first quarter of 2022, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.
During the second quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended.
For the three months ended September 30, 2022, the company repurchased 25.0 million common shares under the 2022 renewed NCIB at an average price of  $41.20 per share, for a total repurchase cost of  $1.0 billion. For the nine months ended September 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 93.1 million under the 2022 renewed NCIB at an average price of  $44.00 per share, for a total repurchase cost of  $4.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)

Shares repurchased	25 003	28 112	100 215	63 101
Amounts charged to:

Share capital	419	463	1 668	1 039

Retained earnings	611	241	2 742	626
Share repurchase cost	1 030	704	4 410	1 665
60   2022 Third Quarter   Suncor Energy Inc.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	September 30 2022	December 31 2021
Amounts charged to:

Share capital	105	120

Retained earnings	135	110
Liability for share purchase commitment	240	230
9. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2021	(98)

Cash settlements – paid during the year	154

Changes in fair value recognized in earnings during the year	(101)
Fair value outstanding at September 30, 2022	(45)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2022, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2022:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	68	119	—	187

Accounts payable	(169)	(63)	—	(232)
	(101)	56	—	(45)
2022 Third Quarter   Suncor Energy Inc.   61

Notes to the Consolidated Financial Statements
During the third quarter of 2022, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At September 30, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $13.5 billion (December 31, 2021 – $14.2 billion) and the fair value was $12.8 billion (December 31, 2021 – $17.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
10. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills assets:
During the third quarter of 2022, the company continued commercial discussions to acquire an additional 21.3% working interest in the Fort Hills Energy L.P. (Fort Hills) from Teck Resources Limited (Teck). The company was also in the process of updating its long-range plan for Fort Hills, which incorporates lower gross production and increased operating costs per barrel for the next 36 months.
Subsequent to the third quarter of 2022, the company entered into an agreement, to acquire Teck’s interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments, bringing the company’s aggregate working interest to 75.4%. The transaction is expected to close in the first quarter of 2023, subject to regulatory approval and other closing conditions.
Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of  $2.6 billion (net of taxes of  $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment in the third quarter of 2022. An expected cash flow approach with the following asset specific assumptions (Level 3 fair value inputs – note 9) were applied:
•
The average annual after tax free cash flows for the 54.1% working interest are anticipated to be approximately $450 million per year for the first three years, with the balance of the recoverable value to be realized during the balance of the mine life; and

•
A long term WTI average forecast of US$60 (expressed in real dollars).

The recoverable amount of the Fort Hills CGU is $2.8 billion (net of taxes) as at September 30, 2022.
Exploration and Production
White Rose assets:
In the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of  $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose CGU as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 9).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of  $542 million (net of taxes of  $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:
•
Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;

•
anticipated first oil for the West White Rose project in the first half of 2026 and the company’s share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;

•
the company’s share of future capital expenditures of  $1.5 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

No other indicators of impairment or reversals of impairment were identified at September 30, 2022.
62   2022 Third Quarter   Suncor Energy Inc.

Norway assets:
During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of  $297 million (net of cash disposed of  $133 million), resulting in a $65 million loss related to closing adjustments and foreign exchange losses recognized as a result of the disposal of foreign operations. The company completed the sale on September 30, 2022 with an effective date of March 1, 2022. The Norway assets are reported in the Exploration and Production segment.
In the second quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment test was performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs – note 9). As a result of the impairment test, the company recorded a $47 million charge related to the impairment on its share of the Norway operations, net of a $23 million deferred tax adjustment associated with the assets held for sale.
No other indicators of impairment or reversals of impairment were identified at September 30, 2022.
Terra Nova assets:
During the third quarter of 2021, the company recorded an impairment reversal of  $168 million (net of taxes of  $53 million) on its share of the Terra Nova assets in the Exploration and Production segment.
No other indicators of impairment or reversals of impairment were identified at September 30, 2022.
11. PROVISIONS
Suncor’s decommissioning and restoration provision decreased by $2.3 billion for the nine months ended September 30, 2022. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.40% (December 31, 2021 – 3.70%).
12. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the nine months ended September 30, 2022, the actuarial gain on employee retirement benefit plans was $835 million (net of taxes of  $263 million), mainly due to an increase in the discount rate to 5.00% (December 31, 2021 – 2.90%).
13. ASSETS HELD FOR SALE
In the third quarter of 2022, the company reclassified the assets and liabilities related to its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea. The sales process is progressing, with a sale anticipated to close within the next twelve months. The U.K. operations are reported within the Exploration and Production segment.
The table below details the assets and liabilities held for sale as at September 30, 2022:
September 30
($ millions)	2022
Assets

Currents assets	110

Property, plant and equipment, net	539
Total Assets	649
Liabilities

Current liabilities	(208)

Provisions	(205)

Deferred income taxes	(156)
Total Liabilities	(569)
Net Assets	80
In the second quarter of 2022, the company reclassified the assets and liabilities related to its wind and solar assets as assets held for sale, including its interests in wind farms located in Alberta and Ontario, with the Forty Mile Wind and Solar Power Project currently under construction and expected to be completed and operational in 2022.
2022 Third Quarter   Suncor Energy Inc.   63

Notes to the Consolidated Financial Statements
Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets in the Corporate segment, for gross proceeds of approximately $730 million before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to be completed in the first quarter of 2023.
The table below details the assets and liabilities held for sale as at September 30, 2022:
September 30
($ millions)	2022
Assets

Current assets	21

Property, plant and equipment, net	413
Total Assets	434
Liabilities

Current liabilities	(111)

Other long-term liabilities and provisions	(34)

Deferred income taxes	(47)
Total Liabilities	(192)
Net Assets	242
64   2022 Third Quarter   Suncor Energy Inc.